CONFIDENTIAL TREATMENT REQUESTED
BY ARUBA NETWORKS, INC.: ARUN-0004
March 26, 2007

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Barbara Jacobs, Assistant Director Mr. Jay Ingram Mr. Daniel Lee Mr. Patrick Gilmore

Re:	Aruba Networks, Inc. Registration Statement on Form S-1 File No. 333-139419 Initially filed: December 15, 2006
Ladies and Gentlemen:
     On behalf of Aruba Networks, Inc. (“Aruba” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 21, 2007, relating to Aruba’s Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”).
     Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
     On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 8”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 8 (against Amendment No. 7 to the Registration Statement filed on March 22, 2007). Amendment No. 8 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0004
March 26, 2007
Page 2
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 8, as applicable.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 32
1.	Please refer to comment 3 of our letter dated March 16, 2007. We have reviewed your response and it remains unclear why there are such significant differences between the fair value of your common stock as determined by Duff & Phelps and the estimated offering price range of $8 to $10 per share as provided on January 24, 2007 by your underwriters. As previously requested, please reconcile the differences between the fair values as obtained by Duff & Phelps (for each valuation since October 2006) and the estimated offering price range as determined by the underwriters. Also, revise your disclosure to include a discussion of the significant factors contributing to the difference between the fair values as determined by Duff & Phelps and the midpoint of the estimated offering price range.
     We supplementally advise the Staff that the Company’s determination of fair value of its common stock for establishing stock based compensation charges for financial accounting purposes was based upon Duff & Phelps’s contemporaneous valuation analyses that were performed in accordance with the AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). Duff & Phelps is an “unrelated valuation specialist” within the meaning of the Practice Aid, and, as the Staff is aware, such contemporaneous valuations performed by an unrelated valuation specialist are the “most reliable and relevant fair value determination” (see Practice Aid at paragraphs 16 and 181). The Practice Aid does not recommend that a fair value determination be necessarily equal to the midpoint of the initial public offering price range, when the Company has obtained the opinion of an unrelated valuation specialist (see Practice Aid at paragraph 182).
     In response to the Staff’s comment, the differences between the fair value of the Company’s common stock as determined by Duff & Phelps versus the estimated initial public offering (“IPO”) price range of $8.00 to $10.00 per share is attributable to the different methodologies employed by Duff & Phelps to calculate the fair value of the Company’s common stock versus the methodology employed by the Company and the managing underwriters, as shown in the table below:

Contemporaneous Valuation
Factor	IPO Range Analysis	Analysis by Duff & Phelps

Which valuation approaches were used?	· Market comparable	· Income (i.e., discounted cash flows)

· Market comparable

· Prior sale of company stock

Which companies were used in the market comparable approach?	Similar to Duff & Phelps but also included other high-growth technology companies and other companies that are neither in the Company’s industry nor recent IPOs	Network-industry companies and technology companies that recently completed IPO

Did valuation apply a marketability discount?	No	Yes (ranging from 2%-7% during fiscal 2007)

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0004
March 26, 2007
Page 3
     Specifically, and as described in our previous response letter filed on Tuesday, March 20, 2007 (the “Previous Response”), in the valuation reports from January and February 2007, Duff & Phelps applied both the income approach (i.e., discounted cash flows) and the market comparable approach to determine the value of the Company’s common stock. Only a market comparable approach was used in the analysis of the IPO price range. Furthermore, additional comparable companies were considered in determining the IPO price range that were not used in Duff & Phelps’s valuations. For example, Duff & Phelps only used companies that were either (1) in the networking industry or (2) technology companies that had recently completed an initial public offering. While the vast majority of these companies were considered in determining the IPO price range, other high-growth technology companies were also included that Duff & Phelps did not view as relevant comparables for the Company.
     In addition, as described in the Previous Response, the Company revised its financial forecast in the second quarter of fiscal 2007 to show increasing revenue, gross margins and earnings, and related future cash flows, all of which had a significant impact on the fair value contained in Duff & Phelps’s report of January 2007 compared to the fair value contained in Duff & Phelps’s reports of November and December 2006.
     Also, the Company applied a marketability discount ranging from 2-7% during fiscal 2007, while the estimated IPO price range did not, as the determination of the estimated IPO price range necessarily assumes a public trading market for the Company’s common stock.
     The following table represents the Company’s estimated reconciliation between the fair value of the Company’s common stock for each of the dates described below and the estimated offering price range determined by the Company in consultation with the underwriters on January 24, 2007, based on the factors described above.

Price Per Share

November 7, 2006 valuation	$4.94

· Plus marketability discount	[***]

· Plus impact of income approach and prior sale of company stock approach(1)	[***]

· Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(2)	[***]

Total:	[***]

Securities and Exchange Commission Re: Aruba Networks, Inc.	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0004
March 26, 2007

November 21, 2006 valuation	$5.12

· Plus marketability discount	[***]

· Plus impact of income approach and prior sale of company stock approach(1)	[***]

· Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(2)	[***]

Total:	[***]

December 13, 2006 valuation	$5.74

· Plus marketability discount	[***]

· Plus impact of income approach(1)	[***]

· Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(2)	[***]

Total:	[***]

January 25, 2007 valuation	$7.21

· Plus marketability discount	[***]

· Plus impact of income approach(1)	[***]

· Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(2)	[***]

Total:	[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0004
March 26, 2007
Page 5

February 22, 2007 valuation	$7.98

· Plus marketability discount	[***]

· Plus impact of income approach(1)	[***]

· Plus impact of using different companies in the comparable company approach(2)	[***]

Total:	[***]

(1)	Relative to only using the market comparable approach.

(2)	Assuming comparable companies only used in Duff & Phelps’s or the market comparable valuation analysis used in determining the IPO price range, held constant. Also, the Company compared the multiples used in each of the Duff & Phelps valuations to the average of the revenue multiples of the comparable companies presented for consideration by the underwriters.
     Based upon the foregoing reconciliation, at the time the Company received the recommendation of the underwriters regarding the preliminary IPO price range on January 24, 2007, the differences highlighted above between the valuation methodologies of Duff & Phelps and those used in determining the IPO price range fully account for the differences in the valuation results. For an explanation of the increase in the Duff & Phelps valuation during this period, please see our response to the Staff’s Comment No. 3 in the Previous Response.
     Furthermore, pursuant to conversations between Deon Boles, the Company’s corporate controller, and members of the Staff on March 23, 2007, we have revised the disclosure on page 35 of Amendment No. 8 to include a discussion of the factors that contributed to the increase in the fair value of the Company’s common stock in November 2006 and January 2007.
* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0004
March 26, 2007
Page 6
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to David Segre (650/320-4554) or me (650/565-3969). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre at 650/493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jon C. Avina

Jon C. Avina

cc:	Steffan Tomlinson Deon Boles Alexa King Steven E. Bochner David J. Segre William H. Hinman, Jr.